EXHIBIT 3

Promissory Note

Principal Amount:	$1,000,000	Date of Note: September 12, 2002

FOR VALUE RECEIVED, MEGO Financial Corp., a New York corporation d/b/a Leisure Industries Corporation of America, Inc. (the “Borrower”) (there is only one borrower) hereby promise to pay to the order of Charles K. Stewart (“Holder”), in lawful money of the United Stales of America, the principal amount of One Million and 00/100 DOLLARS ($1,000,000) (“Principal Amount”), or so much as may be outstanding, together with interest on said principal amount outstanding from the date hereof until this Note is paid in full at such place as the holder hereof may from time to time designate.

1.             MATURITY: The outstanding principal balance of this Note, and all accrual interest @ 7.5% and other sums due hereunder, if not sooner paid, shall be due and payable in full 30 days from the date of this Note (“Maturity Date”).

2.             EVENTS OF DEFAULT: If any of the following events takes place before the Maturity Date (each, an “Event of Default”), Holder at its option may declare all principal and accrued and unpaid interest thereon and all other amounts payable under this Promissory Note immediately due and payable; provided, however, that this Promissory Note shall automatically become due and payable without any declaration in the case of an Event of Default specified in clause 3 or 5, below:

(1)                                  The Borrower fails to make payment of the full amount due under this Promissory Note on demand at the Maturity Date; or

(2)                                  A receiver, liquidator or trustee is appointed by a court order (i) of the Borrower or (ii) for any part of the Borrower’s assets or properties; or

(3)                                  The Borrower is adjudicated bankrupt or insolvent; or

(4)                                  Any of the Borrower’s property is sequestered by or in consequence of a court order and such order remains in effect for more than 30 days; or

(5)                                  The Borrower files a petition in voluntary bankruptcy or requests reorganization under any provision of any bankruptcy, reorganization or insolvency law or consents to the filing of any petition against it under such law; or

(6)                                  Any petition against the Borrower is filed under bankruptcy, receivership or insolvency law; or

(7)                                  The Borrower makes a formal or informal general assignment for the benefit of its creditors, or admits in writing its inability to pay debts generally when they become due, or consents to the appointment of a receiver, liquidator or trustee of the Borrower or for all or any part of its property; or

(8)                                  An attachment or execution is levied against any part the Borrower’s assets that is not released within 30 days; or

(9)                                  The Borrower dissolves, liquidates or ceases business activity, or transfers any major portion of its asset other than in the ordinary course of business; or

(10)                            The Borrower breaches any covenant or agreement on its part contained in this Promissory Note;

(11)                            There exists any material inaccuracy or untruthfulness of any representation or warranty of the Borrower set forth in this Promissory Note; or

(12)                            The Borrower shall default under any promissory note, credit agreement, loan agreement, conditional sales contract, guarantee, lease, indenture, bond, debenture or other material obligation to which it is a party whatsoever and a party thereto or a holder thereof is entitled to accelerate the obligations of the Borrower.

3.             LAWFUL RATE OF INTEREST: It is expressly stipulated and agreed to be the intent of The Borrower and Holder at all times to comply with applicable state law or applicable United States federal law (to the extent that it permits Holder to contract for, charge, or receive a greater amount of interest that under state law) and that this section shall control every other covenant and agreement in this Note.  If the applicable law (state or federal) is ever judicially interpreted so as to render usurious any amount called for under this Note or received with respect to the indebtedness evidenced by this Note, or if Holder’s exercise of the option to accelerate the maturity of this Note, results in The Borrower having paid any interest in excess of that permitted by applicable law, then it is The Borrower’s and Holder’s express intent that all excess amounts theretofore collected by Holder be credited on the principal balance of this Note (or, if this Note has been or would thereby be paid in full, refunded to The Borrower), and the provisions of this Note immediately be deemed reformed and the amounts thereafter collectible hereunder and thereunder reduced, without the necessity of the execution of any new document, so as to comply with the applicable law, but so as to permit the recovery of the fullest amount otherwise called for hereunder and thereunder.

4.             PREPAYMENT: The Borrower may prepay this Note at any time, in whole or in part.

5.             SEVERABLE PROVISION: Every provision of this Note is intended to be severable.  If any term or provision hereof is declared by a court of competent jurisdiction to be illegal, invalid or unenforceable for any reason whatsoever, such illegality, invalidity or unenforceability shall not affect the balance of the terms and provisions hereof, which terms and provisions shall remain binding and enforceable.

6.             TIME OF ESSENCE: Time is of the essence of this Note and the performance of each of the covenants and agreements contained herein.

7.             GOVERNING LAW: This note shall be governed by and construed in accordance with the laws of the State of Illinois.  In the event of any dispute regarding the subject matter of this Note, such dispute shall be submitted to arbitration before a single arbitrator in the city of Chicago in accordance with the rules of the American Arbitration Association.  Any decision or award shall be final and binding upon the parties hereto.  All legal fees, arbitration fees, filing fees, collection fees and expenses shall be paid to the prevailing party by the losing party.

8.             COLLATERAL: Lender shall have a Senior Secured Interest in all the Assets of the Company identified on Schedule A.  Security interest shall evidenced by UCC filing in the State of Illinois.

IN WITNESS WHEREOF, Borrower has caused this Note to be duly executed and delivered as of the date first above written.

MEGO FINANCIAL CORPORATION,
d/b/a LEISURE INDUSTRIES
CORPORATION OF AMERICA, INC.

By:	/s/ Floyd W. Kephart

Its:	Chairman and CEO

Exhibit A - Page 4